January 26, 2006

Mr. Stephen Krikorian, Accounting Branch Chief
Ms. Lisa Mitrovich, Assistant Chief Accountant
Mr. Christopher White, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Via EDGAR Correspondence

RE: Elcom International, Inc., File No. 000-27376

Ladies and Gentlemen:

We acknowledge receipt of the Commission’s comment letter dated January 17, 2006. The purpose of this correspondence is to request additional time to respond to the comment letter.

Elcom’s CFO is part-time. The Company is in the midst of preparing for its year-end audit, and has many other pending matters to address.

We do recognize the importance of addressing the comment letter, and the Company desires to fully respond and will also seek advice and counsel from its auditors and lawyers in preparing its response. We would also like to respond and resolve the Commission’s comments prior to filing our December 31, 2005 10-KSB.

Accordingly, we plan to work toward providing the Commission with our response to the comment letter by February 28, 2006. In the meantime, please feel free to contact us with any comments or if there is a problem with our response time frame.

Sincerely,

/s/ Robert J. Crowell

Robert J. Crowell
Chairman of the Board